Mail Stop 4561

January 28, 2009

VIA USMAIL and FAX (214) 874-2398

Mr. Phillip A. Reinsch
Executive Vice President and Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway
Suite 800
Dallas, Texas 75225

> **Re:** **Capstead Mortgage Corporation**
> **Form 10-K, 10-K/A#1 and 10-K/A#2 as of December 31, 2007**
> **Filed on March 5, 2008 and January 12, 2009, respectively**
> **File No. 001-08896**

Dear Mr. Phillip Reinsch:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief